SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. _)*

Silexion Therapeutics Corp

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G1281K106

(CUSIP Number)

Jonathan M. Nathan, Adv.

Meitar Law Offices

16 Abba Hillel Road,

Ramat Gan 5250608, Israel

Telephone: +972-3-610-3157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G1281K106	13D	Page 2 of 12 Pages

1.	Names of Reporting Persons Moringa Sponsor, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,866,610 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,866,610 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,866,610 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 176,428 ordinary shares underlying warrants held by the Reporting Person, which will be exercisable as of September 14, 2024, which is within 60 days of the date of this Schedule 13D.

(2)	This percentage has been calculated based on 9,768,396 ordinary shares of the Issuer outstanding following the completion of the Issuer’s business combination transaction on August 15, 2024, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024, as adjusted to include the 176,438 ordinary shares underlying the warrants held by the Reporting Person as outstanding, in accordance with the SEC’s beneficial ownership rules.

CUSIP No. G1281K106	13D	Page 3 of 12 Pages

1.	Names of Reporting Persons Greenstar, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 200,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 200,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

This percentage has been calculated based on 9,768,396 ordinary shares of the Issuer outstanding following the completion of the Issuer’s business combination transaction on August 15, 2024, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024.

CUSIP No. G1281K106	13D	Page 4 of 12 Pages

1.	Names of Reporting Persons Moringa Partners Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,066,610 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,066,610 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,066,610 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.8% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Consists of (A)(i) 1,690,182 ordinary shares and (ii) 176,428 ordinary shares underlying warrants which will be exercisable as of September 14, 2024 (within 60 days of the date of this Schedule 13D), all of which are held by Moringa Sponsor, LP, and (B) 200,000 ordinary shares held by Greenstar, L.P. The Reporting Person serves as the sole general partner of each of Moringa Sponsor, LP and Greenstar, L.P.

(2)	This percentage has been calculated based on 9,768,396 ordinary shares of the Issuer outstanding following the completion of the Issuer’s business combination transaction on August 15, 2024, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024, as adjusted to include the 176,438 ordinary shares underlying the warrants held by Moringa Sponsor, LP as outstanding, in accordance with the SEC’s beneficial ownership rules.

CUSIP No. G1281K106	13D	Page 5 of 12 Pages

1.	Names of Reporting Persons Ilan Levin (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Israel and Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,066,610 (2)
	9	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,066,610 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,066,610 (2)
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 20.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Person owns all of the equity interests, and serves as the sole director, of Moringa Partners Ltd., the sole general partner of each of Moringa Sponsor, LP and Greenstar, L.P., which hold the ordinary shares reported herein, and therefore possesses shared voting and investment authority with respect to those shares.

(2)	Consists of (A)(i) 1,690,182 ordinary shares and (ii) 176,428 ordinary shares underlying warrants which will be exercisable as of September 14, 2024 (within 60 days of the date of this Schedule 13D), all of which are held by Moringa Sponsor, LP, and (B) 200,000 ordinary shares held by Greenstar, L.P.

(3)	This percentage has been calculated based on 9,768,396 ordinary shares of the Issuer outstanding following the completion of the Issuer’s business combination transaction on August 15, 2024, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024, as adjusted to include the 176,438 ordinary shares underlying the warrants held by Moringa Sponsor, LP as outstanding, in accordance with the SEC’s beneficial ownership rules.

CUSIP No. G1281K106	13D	Page 6 of 12 Pages

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (the “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “ordinary shares”) of Silexion Therapeutics Corp, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 2 Hama’ayan Street, Modi’in-Maccabim-Reut, 7177871 Israel.

Item 2. Identity and Background.

This Statement is being filed by each of: (i) Moringa Sponsor, LP, a Cayman Islands exempted limited partnership (the “Sponsor”); (ii) Greenstar, L.P., a Cayman Islands exempted limited partnership (“Greenstar”); (iii) Moringa Partners Ltd., an Israeli company (“Moringa Partners”) (collectively, the entities described in clauses (i) through (iii), the “Reporting Entities”); and (iv) Mr. Ilan Levin (Mr. Levin is referred to as the “Reporting Individual,” and, together with the Reporting Entities, collectively, the “Reporting Persons”).

The Sponsor and Greenstar directly hold the ordinary shares reported in this Statement. Moringa Partners serves as the sole general partner of each of Sponsor and Greenstar, and therefore possesses shared voting and investment authority with respect to the ordinary shares held by the Sponsor and Greenstar. Mr. Ilan Levin serves as the sole director and owns all of the outstanding shares of Moringa Partners, which provides him shared voting and investment authority with respect to the ordinary shares held by the Sponsor and Greenstar.

The following identity and background information is presented with respect to the Reporting Entities:

(a) State of Organization: Sponsor– Cayman Islands; Greenstar– Cayman Islands; Moringa Partners—Israel.

(b) Principal Business: The principal business of Sponsor is to serve as the entity whereby the sponsor of Moringa Acquisition Corp, a Cayman exempted company (“Moringa”), which was party to a business combination transaction with, among other parties, the Issuer, which was completed on August 15, 2024 (the “Business Combination”) continues to hold its and its affiliates’ investment in the Issuer. Each of Greenstar’s and Moringa Partners’ principal business is currently its investment in the Issuer.

(c) Address of Principal Business and Principal Office: For each Reporting Entity: c/o Moringa Acquisition Corp, 250 Park Avenue, 7th floor, New York, NY 10177.

(d) Criminal Proceedings: During the last five years, none of the Reporting Entities has been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, none of the Reporting Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G1281K106	13D	Page 7 of 12 Pages

The following identity and background information is presented with respect to the Reporting Individual:

(b) Business Address: /o Moringa Acquisition Corp, 250 Park Avenue, 7th floor, New York, NY 10177.

(c) Present Principal Occupation: The Reporting Individual is currently the Chairman at Vision Sigma Ltd. and an independent director of the Issuer.

(d) Criminal Proceedings: During the last five years, the Reporting Individual has not been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Individual has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel and Canada.

Item 3. Source and Amount of Funds or Other Consideration.

The Sponsor paid $3,528,570 from its working capital for 352,857 private units of Moringa, which separated into component Moringa Class A ordinary shares and Moringa half-warrants and converted upon the Business Combination into 352,857 ordinary shares (the “private shares”) and 176,428 warrants (the “private warrants”) of the Issuer. The Sponsor did not pay any cash consideration for the additional 1,337,325 ordinary shares that it holds (the “Sponsor Investment Shares”), which were issued to it by the Issuer pursuant to the terms of the Amended and Restated Business Combination Agreement, dated as of April 3, 2024 (as amended, the “Business Combination Agreement”), by and among the Issuer, Moringa, August M.S. Ltd., an Israeli company and a wholly-owned subsidiary of the Issuer, Moringa Acquisition Merger Sub Corp, a Cayman Islands exempted company and a wholly-owned subsidiary of the Issuer, and Silexion Therapeutics Ltd., an Israeli company (“Silexion”), pursuant to which the Business Combination was completed. Greenstar purchased 200,000 Moringa Class A ordinary shares, which converted upon the completion of the Business Combination into the 200,000 ordinary shares of the Issuer that it holds (the “PIPE Shares”), at a price of $10.00 per share ($2.0 million in the aggregate) from its working capital pursuant to a private placement that was completed immediately prior to the completion of the Business Combination (the “PIPE”).

Item 4. Purpose of Transaction.

The ordinary shares beneficially owned by the Reporting Persons are subject to various agreements and/or arrangements following the Business Combination, which are described below:

Amended and Restated Registration Rights and Lock-Up Agreement

Prior to the closing under the Business Combination Agreement, which occurred on August 15, 2024 (the “Closing”), on August 14, 2024, the Issuer, Moringa, the Sponsor, Greenstar and certain other shareholders of the Issuer entered into an Amended and Restated Registration Rights and Lock-Up Agreement which became effective as of the Closing (the “A&R Registration Rights and Lock-Up Agreement”). Under the agreement, the Issuer has assumed Moringa’s existing obligations under Moringa’s prior registration rights agreement (entered into in connection with its initial public offering) and has granted registration rights to the Moringa Sponsor, Greenstar and certain other shareholders of the Issuer with respect to certain securities of the Issuer.

Under the A&R Registration Rights and Lock-Up Agreement, the Issuer has agreed to provide to the Sponsor, Greenstar and the other security holders of the Issuer party thereto customary demand and shelf registration rights (subject to certain minimum size offerings) and piggy-back rights on primary and secondary offerings, subject to customary cut-back provisions.

CUSIP No. G1281K106	13D	Page 8 of 12 Pages

Under the lock-up provisions of the agreement, lock-up periods will apply following the Closing to securities of the Issuer that are held by the Sponsor and other holders who are party to the agreement, subject to permitted transfers to certain categories of “Permitted Transferees”. Specifically, those lock-up periods will apply to the following categories of securities for the following periods of time post-Closing:

●  Sponsor Investment Shares and securities held by former Silexion shareholders: (A) 50% of the Sponsor Investment Shares held by the Sponsor and its distributees who received shares from the Sponsor at the Closing and 50% of the Issuer securities held by the former Silexion shareholders who are party to the agreement, in each case, upon the Closing, are subject to a lock-up period ending on the earlier of (i) six (6) months after the completion of the Business Combination, and (ii) the date on which the Issuer will consummate a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (B) the other 50% of the Sponsor Investment Shares held by the Sponsor and its distributees and 50% of the Issuer’s securities held by the former Silexion shareholders party to the agreement, in each case, upon the Closing, will be subject to a lock-up period that will end on the earliest of (x) six (6) months after the date of the consummation of the Business Combination, (y) the date on which the Issuer consummates a liquidation, merger, amalgamation, share exchange, reorganization, or other similar transaction after the Business Combination that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, or (z) the date on which the last reported sale price of the Issuer’s ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period.

●  Private Shares and Private Warrants: The lock-up period on all private shares and private warrants issued pursuant to the Business Combination in exchange for private placement shares and private placement warrants purchased by or issued to the Sponsor (among other parties) concurrently with Moringa’s initial public offering will remain (as provided in the documentation for Moringa’s initial public offering) 30 days after the Closing.

●   Note Shares and PIPE Shares. Note Shares (as defined below) that may be issued to the Sponsor upon conversion of amounts due under the A&R Sponsor Promissory Note (as described below) and PIPE Shares issued to Greenstar will not be subject to any lock-up periods following the Closing.

The foregoing summary provides only a brief description of the A&R Registration Rights and Lock-Up Agreement and does not purport to be complete. The summary is qualified in its entirety by the full text of the A&R Registration Rights and Lock-Up Agreement, which serves as an exhibit to this Statement, and which is incorporated herein by reference.

Amended and Restated Sponsor Promissory Note

Effective as of the Closing, the Issuer issued to the Sponsor, and Sponsor accepted, in amendment and restatement, and replacement, in their entirety, of all existing promissory notes issued by Moringa to the Sponsor from Moringa’s initial public offering until the Closing (and as to which the obligations of Moringa were assigned to the Issuer upon the Closing), an amended and restated promissory note (the “A&R Sponsor Promissory Note”) in an amount of $3,433,000, which reflected the total amount owed by Moringa to the Sponsor through the Closing. The maturity date of the A&R Sponsor Promissory Note is the 30-month anniversary of the Closing (i.e., February 15, 2027). Amounts outstanding under the A&R Sponsor Promissory Note may be repaid (unless otherwise decided by the Issuer) only by way of conversion into the Issuer’s ordinary shares (“Note Shares”) in accordance with the terms set forth in the A&R Sponsor Promissory Note. The Issuer and the Sponsor may also convert amounts outstanding under the A&R Sponsor Promissory Note at the price per share at which the Issuer conducts an equity financing following the Closing, subject to a minimum conversion amount of $100,000, in an amount of Note Shares constituting up to thirty percent (30%) of the number of the Issuer’s ordinary shares issued and sold by the Issuer in such equity financing. The Sponsor may also elect to convert amounts of principal outstanding under the note into ordinary shares at any time following the 24-month anniversary of the Closing, subject to a minimum conversion of $10,000, at a price per share equal to the volume weighted average price of the ordinary shares on the principal market on which they are traded during the 20 consecutive trading days prior to the conversion date.

The foregoing summary provides only a brief description of the A&R Sponsor Promissory Note and does not purport to be complete. The summary is qualified in its entirety by the full text of the A&R Sponsor Promissory Note, which serves as an exhibit to this Statement, and which is incorporated herein by reference.

CUSIP No. G1281K106	13D	Page 9 of 12 Pages

General

The Reporting Persons acquired the securities described in this Statement for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the lock-up provisions under the A&R Registration Rights and Lock-Up Agreement, any actions the Reporting Persons may undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the A&R Registration Rights and Lock-Up Agreement and the A&R Sponsor Promissory Note, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their representatives serving on the Issuer’s board of directors may engage in discussions with management, the Issuer’s board of directors, and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors. There can be no assurance, however, that the Reporting Persons will propose such a transaction or other such action or that any such transaction or other action would be successfully implemented.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a), and (c) through (j), of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Statement are made based upon based on 9,768,396 ordinary shares of the Issuer outstanding following the completion of the Issuer’s business combination transaction on August 15, 2024, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024.

(a)-(b) The aggregate number and percentage of ordinary shares beneficially owned by the Reporting Persons are as follows:

I.	Sponsor

(a)	Amount beneficially owned: 1,866,610 (1)

(b)	Percent of class: 18.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,866,610 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 1,866,610 (1)

(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Greenstar

(a)	Amount beneficially owned: 200,000

(b)	Percent of class: 2.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 200,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 200,000

(iv)	Shared power to dispose of or to direct the disposition of:: 0

CUSIP No. G1281K106	13D	Page 10 of 12 Pages

III.	Moringa Partners

(a)	Amount beneficially owned: 2,066,610 (1)

(b)	Percent of class: 20.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,066,610 (1)

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 2,066,610 (1)

IV.	Ilan Levin

(a)	Amount beneficially owned: 2,066,610 (1)

(b)	Percent of class: 20.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,066,610 (1)

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 2,066,610 (1)

(1)	Includes 176,428 ordinary shares underlying warrants held by the Sponsor, which will be exercisable as of September 14, 2024, which is within 60 days of the date of this Statement..

(c) Other than as described elsewhere in this Statement (with respect to the PIPE and the exchange of shares and warrants that occurred pursuant to the Closing of the Business Combination), none of the Reporting Persons has effected any transactions in securities of the Issuer in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the A&R Registration Rights and Lock-Up Agreement and A&R Sponsor Promissory Note, which are incorporated by reference herein. A copy of each of these agreements is filed as an exhibit to this Statement, and each is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G1281K106	13D	Page 11 of 12 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit 1	--	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

Exhibit 2	--	Amended and Restated Registration Rights and Lock-Up Agreement, dated August 14, 2024 and effective as of the Closing Date, by and among Silexion Therapeutics Corp (formerly known as Biomotion Sciences), Moringa Acquisition Corp, Moringa Sponsor, L.P., the distributees of Sponsor Investment Shares that were issuable to Moringa Sponsor, L.P., EarlyBirdCapital, Inc., certain of Silexion Therapeutics Ltd.’s pre-Business Combination shareholders and Greenstar, L.P. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024).

Exhibit 3	--	Amended and Restated Promissory Note, dated August 15, 2024, issued by Silexion Therapeutics Corp (formerly known as Biomotion Sciences) to Moringa Sponsor, L.P (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 21, 2024).

CUSIP No. G1281K106	13D	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024

GREENSTAR, L.P.

By:	Moringa Partners Ltd., its sole General Partner

	By:	/s/ Ilan Levin
	Name:	Ilan Levin
	Title:	Director

Moringa Sponsor, LP

By:	Moringa Partners Ltd., its sole General Partner

	By:	/s/ Ilan Levin
	Name:	Ilan Levin
	Title:	Director

Moringa Partners Ltd.

/s/ Ilan Levin
Ilan Levin
Director

/s/ Ilan Levin
ILAN LEVIN